Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION TO PRESENT AT THE

CANACCORD GENUITY GLOBAL ENERGY CONFERENCE

Calgary, October 6, 2011 – Penn West Exploration (“Penn West”) (TSX:PWT) (NYSE:PWE) wishes to notify interested parties that Hilary Foulkes, Executive Vice President and Chief Operating Officer, will be presenting at the 2011 Canaccord Genuity Global Energy Conference on Thursday, October 13, 2011 at 11:20am EDT (9:20am MDT) in Miami, Florida.

An audio webcast will be available at: http://www.wsw.com/webcast/canaccord5/. Presentation slides will be available for download from the Penn West website prior to the presentation at: http://www.pennwest.com/investors/presentations-webcasts.asp.

Penn West Exploration common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT and PWT.DB.F and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Website: www.pennwest.com